Exhibit 16.1

March 5, 2020

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for American National Insurance Company and, under the date of February 28, 2020, we reported on the consolidated financial statements of American National Insurance Company as of and for the years ended December 31, 2019 and 2018, and the effectiveness of internal control over financial reporting as of December 31, 2019. On August 28, 2019, we were notified that American National Insurance Company engaged Deloitte & Touche LLP (Deloitte) as its principal accountant for the year ending December 31, 2020 and that the auditor-client relationship with KPMG LLP will cease upon completion of the audit of American National Insurance Company’s consolidated financial statements as of and for the year ended December 31, 2019, and the effectiveness of internal control over financial reporting as of December 31, 2019, and the issuance of our reports thereon. On February 28, 2020, we completed our audit and the auditor-client relationship ceased. We have read American National Insurance Company’s statements included under Item 4.01 of its Form 8-K dated March 5, 2020, and we agree with such statements, except that we are not in a position to agree or disagree with American National Insurance Company’s statement that the Audit Committee executed an engagement letter with Deloitte on March 4, 2020 and we are not in a position to agree or disagree with American National Insurance Company’s statements in the last paragraph relating to consultations with Deloitte.

Very truly yours,

/s/ KPMG LLP